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                                                                 Exhibit 99.2(B)

[LOGO] GIVEN(R) IMAGING
       EXPANDING THE SCOPE OF GI

FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION CONTACT:

Yoram Ashery                       or                  Fern Lazar
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       1-(866) GIVEN-IR
                                                       flazar@lazarpartners.com

                 GIVEN IMAGING LTD. FILES REGISTRATION STATEMENT
                 FOR PROPOSED PUBLIC OFFERING OF ORDINARY SHARES

YOQNEAM, Israel (January 28, 2002) - Given Imaging Ltd. (NASDAQ: GIVN) announced today that it has filed a registration statement with the Securities and Exchange Commission for a proposed public offering of its ordinary shares.

The Company expects to offer 3,000,000 ordinary shares, and certain selling shareholders expect to sell an additional 3,200,000 ordinary shares. In addition, certain selling shareholders will sell additional shares if the underwriters exercise their over-allotment option. Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are acting as joint lead managers for the offering. Robertson Stephens, Inc. is co-manager.

Given Imaging has developed the Given System, a proprietary wireless imaging system that represents a fundamentally new approach to visual examination of the gastrointestinal tract. The Given System uses a miniaturized video camera contained in a disposable capsule that is ingested by the patient and delivers high quality color images in a painless and noninvasive manner.

Copies of the preliminary prospectus relating to the offering may be obtained, when available, from Lehman Brothers Inc., c/o ADP Financial Services, Prospectus Fulfillment, 55 Mercedes Way, Edgewood, NY 11717. Requests for a preliminary prospectus may also be made by fax: (631) 254-7268 or phone: (631) 254-7106. Copies of the preliminary prospectus may also be obtained from Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, NY, 10179, (212) 272-2000, or from Robertson Stephens, Inc. 555 California Street, Suite 2600, San Francisco, CA 94104, (415) 781-9700.

                                     -more-

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A registration statement relating to these securities has been filed with the
Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy ordinary shares of Given Imaging, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS BASED ON GIVEN IMAGING'S CURRENT EXPECTATIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE GIVEN IMAGING'S ABILITY TO ACHIEVE PROFITABILITY, THE ADOPTION BY DOCTORS AND CONSUMERS OF THE GIVEN SYSTEM, GIVEN IMAGING'S SUCCESSFUL ENFORCEMENT OF ITS INTELLECTUAL PROPERTY AND AVOIDANCE OF INFRINGEMENT ON THIRD PARTY PATENTS, GIVEN IMAGING'S ABILITY TO ESTABLISH AND MAINTAIN RELIABLE, HIGH VOLUME MANUFACTURING CAPACITY AND GIVEN IMAGING'S ABILITY TO MANAGE ITS SIGNIFICANT GROWTH AND RETAIN ITS KEY PERSONNEL. THESE FACTORS, AS WELL AS OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, ARE DISCUSSED IN MORE DETAIL IN GIVEN IMAGING'S FORM F-1 REGISTRATION STATEMENT, AS WELL AS OTHER REPORTS AND DOCUMENTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

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